
07069360

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED). For the fiscal year ended December 31, 2006.

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from __________ to __________

Commission file number: 0-27428

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Retirement Plan for OceanFirst Bank

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: OceanFirst Financial Corp.
975 Hooper Avenue, Toms River, New Jersey 08753

REQUIRED INFORMATION

Items 1-3. The Retirement Plan for OceanFirst Bank (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The plan intends to file such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

Item 4. The Retirement Plan for OceanFirst Bank, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Financial Statements. Listed below are all financial statements and schedules filed as a part of the annual report:

(a) Audited Statements of Net Assets Available for Plan Benefits as of December 31, 2006 and December 31, 2005 and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended and the schedule of assets (held at end of year).

Exhibits

The following exhibits are filed as part of this report.

23.0 Consent of KPMG LLP

FINANCIAL STATEMENTS

RETIREMENT PLAN FOR OCEANFIRST BANK

Financial Statements and Schedule

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078

Independent Auditors' Report

The Board of Trustees
Retirement Plan for OceanFirst Bank:

We have audited the accompanying statements of net assets available for plan benefits of the Retirement Plan for OceanFirst Bank as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Retirement Plan for OceanFirst Bank as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the 2006 basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2006 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2006 basic financial statements taken as a whole.

KPMG LLP

June 22, 2007

RETIREMENT PLAN FOR
OCEANFIRST BANK

Statements of Net Assets
Available for Plan Benefits

December 31, 2006 and 2005

	2006	2005
Assets:		
Investments (notes 1 and 6):		
Insurance Company Pooled Separate Accounts	$10,361,233	$ 8,943,596
Common Stock	4,731,586	4,707,957
Participant loans receivable	358,776	283,112
Net assets available for plan benefits	$15,451,595	$13,934,665

See accompanying notes to financial statements.

RETIREMENT PLAN FOR
OCEANFIRST BANK

Statements of Changes in Net Assets
Available for Plan Benefits

Years Ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:		
Investment income (note 6):		
Net appreciation in fair value of investments	$ 1,239,707	$ 207,863
Interest and dividends	42,627	38,450
	1,282,334	246,313
Employee contributions	1,385,149	1,425,388
Total additions	2,667,483	1,671,701
Deductions from net assets attributed to:		
Benefits to participants	1,148,903	557,874
Expenses	1,650	1,275
Net increase	1,516,930	1,112,552
Net assets available for plan benefits at beginning of year	13,934,665	12,822,113
Net assets available for plan benefits at end of year	$15,451,595	$13,934,665

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Retirement Plan for OceanFirst Bank (the Plan) for employees of OceanFirst Bank (OceanFirst) have been prepared on an accrual basis and present the net assets available for plan benefits and changes in those net assets.

(b) Investments in Insurance Company Pooled Separate Accounts and Stock Fund

Under the terms of an agreement with Diversified Investment Advisors (Diversified), a subsidiary of AUSA Life Insurance Company (AUSA), and OceanFirst, Diversified, the Plan's trustee, maintains separate pooled accounts into which certain of the contributions made by OceanFirst on behalf of its employees and contributions made by OceanFirst employees are invested. Additionally, OceanFirst has appointed Investors Bank and Trust Company ("Investors") as custodian for the OceanFirst Financial Corp. stock fund. Investments are stated at current fair value based on current market quotations. Interest and dividend income is recognized in the period earned.

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV –1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan's investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP also requires retroactive application to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

Under the terms of the agreement with Diversified, contributions are also invested in AUSA's Guaranteed Interest Contract Fund (GIC Fund). The GIC Fund is stated at contract value which approximates fair value for fully benefit-responsive investment contracts. The contract value of the GIC Fund represents contributions made to the GIC Fund plus interest based on the contract rate, less distributions from and administrative expenses of the contract. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based upon a formula agreed upon with the issuer and reset annually.

(c) Risks and Uncertainties

The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual mutual fund objectives, stock market, interest rates, economic conditions, and world affairs. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for Plan benefits.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e) Related-Party Transactions

Certain Plan investments are managed by Diversified. Diversified is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

(2) Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan is a defined contribution plan which became effective on September 1, 1988. Substantially all employees of OceanFirst who have attained the age of 21 and have completed or are expected to complete 1,000 hours of service in the 12-month period following the employee's employment date may join the Plan after completing six months of service, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants may contribute from 1% to 15% of earnings (as defined), subject to legal limitations. A participant may direct their contributions among the funds in any manner they desire, provided that all directed allocations be in whole percentages.

Under the terms of the insurance contract between Diversified and OceanFirst, Diversified is authorized to execute and enter into any and all agreements for the purpose of effecting the Plan. All monies contributed to the Plan are forwarded to Diversified and invested in either OceanFirst Financial Corp. common stock or separate pooled accounts in accordance with employee investment elections. The separate pooled accounts available for investments include either the Money Market Fund (invests in cash equivalent securities such as commercial paper, bank paper, U. S. Treasury bills and repurchase agreements), the Intermediate Government Bond Fund (invests in fixed income securities, primarily U. S. Government bonds), the Government Fixed Bond Fund (invests in obligations issued, insured or guaranteed by the U.S. Government or national mortgage agencies, including GNMA, FHLMC and FNMA certificates, and U. S. Treasury issues), the Core Bond Fund (invests in U.S. Government securities, mortgage-backed securities and investment grade corporate bonds), the High Yield Bond Fund (invests in lower rated, high yield corporate debt securities), the Value and Income Fund (invests in high yielding common stocks), the Growth and Income Fund (invests in common stocks, convertibles, rights and warrants), the Special Equity Fund (invests in common stocks of small to medium size growth oriented companies), the Aggressive Equity Fund (invests in medium to large capitalization stocks with accelerating earnings growth rate), the International Equity Fund (invests in stock markets of major U.S. trading partners), the Short Horizon Strategic Allocation Fund (invests primarily in fixed income securities), the Intermediate Horizon Strategic Allocation Fund (invests in a combination of stocks, bonds and short-term instruments), or the Intermediate/Long Horizon Strategic Allocation Fund (invests primarily in common stocks).

(3) Obligations to Plan Participants

The Employer expects to continue the Plan indefinitely, but reserves the right to amend or terminate the Plan at any time. In the event of dissolution of the Plan, the accounts shall be revalued as if the termination date were a valuation date, and the participant account balances shall be distributed.

Participants are entitled to receive their vested account balance in a lump sum upon separation from service for any reason, including disability and death.

Participants' contributions shall be fully vested at all times. A participant's account is credited with their employee contributions, plus any accumulated investment earnings or losses on those contributions.

The benefit to which a participant is entitled is the benefit that can be provided from a participant's account.

Participants are entitled to withdraw any vested amount from their account upon request at which time the withdrawal is recorded. Withdrawal of pretax contributions is subject to written approval from the plan administrator and the purpose of the withdrawal must be for financial hardship.

Participants may borrow up to 50% of the value of their vested interest in the Plan, subject to certain limitations defined in the Plan. Loans must be repaid with interest over a term not to exceed five years, except for a loan for a principal residence which may be repaid over a longer period of time, as established by the Plan.

(4) Federal Income Taxes

The Plan received a favorable tax determination letter from the Internal Revenue Service dated May 21, 2003 indicating that the Plan qualifies under the provisions of Section 401 of the Internal Revenue Code and the related trust is exempt from Federal income taxes under Section 501(a) of the Internal Revenue Code. In the opinion of the plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

(5) Plan Expenses

Costs of all services rendered on behalf of the Plan are paid by OceanFirst. Additionally, OceanFirst provides, without charge, personnel and office facilities for the administration of the Plan.

(6) Investments

The following is a summary of individual investments, at current value, that represent 5% or more of net assets available for plan benefits at December 31, 2006 and 2005:

	December 31	
	2006	2005
Insurance Company Pooled Separate Accounts:		
Guaranteed Interest Contract Fund	$ N.A.	$ 755,475
Value and Income Fund	2,400,193	1,882,545
Growth and Income Fund	1,818,142	1,533,366
Special Equity Fund	1,493,066	1,231,837
International Equity Fund	810,441	N.A.
OceanFirst Financial Corp. Stock Fund	4,731,586	4,707,957

RETIREMENT PLAN FOR
OCEANFIRST BANK

Notes to Financial Statements Continued

For the years ended December 31, 2006 and 2005, the Plan's investments, including realized gains (losses) on investments bought and sold, as well as held during the period, appreciated (depreciated) in value as follows:

	December 31,	
	2006	2005
Guaranteed Interest Contract Fund	$ -	$ -
Money Market Fund	7,395	3,436
Intermediate Government Bond Fund	10,197	1,647
Government/Corporate Fixed Bond Fund	10,279	12,398
Core Bond Fund	12,629	4,683
High Yield Bond Fund	34,230	7,240
Value and Income Fund	389,245	107,312
Growth and Income Fund	179,540	91,518
Special Equity Fund	135,843	105,873
Aggressive Equity Fund	24,631	25,459
International Equity Fund	134,071	36,719
Short Horizon Strategic Allocation Fund	1,106	402
Intermediate Horizon Strategic Allocation Fund	40,592	15,424
Intermediate/Long Horizon Strategic Allocation Fund	58,519	24,674
OceanFirst Financial Corp. Stock Fund	201,430	(228,922)
	$1,239,707	$207,863

Schedule 1

RETIREMENT PLAN FOR
.OCEANFIRST BANK

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2006

Number of Units	Description of Investments	Fair Value	Fair Value Per unit
-	Guaranteed Interest Contract Fund	$ 598,180	N/A
5,334.17493	Money Market Fund	174,101	32.6388
12,891.33981	Intermediate Government Bond Fund	355,646	27.5880
-	Government Fixed Bond Fund	308,835	N/A
14,459.53559	Core Bond Fund	374,421	25.8944
14,449.48874	High Yield Bond Fund	309,051	21.3884
16,787.53312	Value and Income Fund	2,400,193	142.9747
29,294.01022	Growth and Income Fund	1,818,142	62.0653
14,990.89856	Special Equity Fund	1,493,066	99.5982
29,027.95912	Aggressive Equity Fund	544,309	18.7512
26,958.37030	International Equity Fund	810,441	30.0627
1,120.65033	Short Horizon Strategic Allocation Fund	23,643	21.0972
18,618.78479	Intermediate Horizon Strategic Allocation Fund	513,914	27.6019
18,721.72204	Intermediate/Long Horizon Strategic Allocation Fund	637,291	34.0402
89,871.24652	OceanFirst Financial Corp. Stock Fund*	4,731,586	52.6485
-	Participant Loans (Range of interest rates charged – 4.80% to 7.63%) *	358,776	N/A

*A party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 22, 2007

Retirement Plan for OceanFirst Bank
Employee Profit Sharing Plan

By: /s/John R. Garbarino
John R. Garbarino
Plan Administrator

Exhibit 23.0

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
OceanFirst Financial Corp.:

We consent to incorporation by reference in the Registration Statement on Form S-8, pertaining to the Retirement Plan for OceanFirst Bank, of OceanFirst Financial Corp., of our report dated June 22, 2007, relating to the statements of net assets available for plan benefits of the Retirement Plan for OceanFirst Bank, as of December 31, 2006 and 2005 and the related statements of changes in net assets available for plan benefits for the years then ended, and the schedule of assets (held at end of year), which report appears in the December 31, 2006 Annual Report on Form 11-K of the Retirement Plan for OceanFirst Bank.

KPMG LLP

Short Hills, New Jersey
June 22, 2007

END